Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

June 25, 2018

VIA EDGAR TRANSMISSION

Mr. Frank A. Buda
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Snow Capital Opportunity Fund (S000011970)

Dear Mr. Buda:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of June 7, 2018, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 651 to its registration statement, filed on behalf of its series, the Snow Capital Opportunity Fund (the “Fund”).  PEA No. 651 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on April 27, 2018 for the purpose of making material changes to the principal investment strategies of the Fund in relation to the Fund’s name change from the “Snow Capital Opportunity Fund” to the “Snow Capital Long/Short Opportunity Fund”.  The Trust is filing this PEA No. 660 under Rule 485(b) with the revisions discussed herein in response to your comments, to add the audited financial statements and certain related financial information for the fiscal year ended February 28, 2018 for the Fund and the other funds in the Snow Capital family of funds, to make other permissible changes under Rule 485(b) and to file exhibits to the registration statement.  A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.  Undefined capitalized terms used herein have the same meaning as in the registration statement.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.	Staff Comment: Please provide the completed Fees and Expenses of the Fund table and Expense Example at least five days prior to the effective date of the registration statement.

Response:  The Trust responds by providing a complete version of the Fees and Expenses of the Fund table and Expense Example in the Prospectus, as presented below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of shares redeemed within 12 months of purchase)	0.50%(1)	1.00%	None
Redemption Fee (as a percentage of amount redeemed on shares held 30 days or less)	0.50%	0.50%	0.50%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%	0.80%	0.80%
Distribution (12b-1) Fees	0.25%	1.00%	None
Other Expenses
Dividends and Interest Expense on Short Positions	0.08%	0.08%	0.08%
Remainder of Other Expenses	0.33%	0.33%	0.33%
Acquired Fund Fees and Expenses (2)	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses (2)	1.48%	2.23%	1.23%
(1)	The Maximum Deferred Sales Charge on Class A shares is applied only to purchases of $1,000,000 or more that are redeemed within 12 months of purchase.
(2)
Please note that Total Annual Fund Operating Expenses in the table above do not correlate to the ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of this prospectus, which does not include Acquired Fund Fees and Expenses.

Example.  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A	$668	$968	$1,291	$2,201
Class C	$326	$697	$1,195	$2,565
Institutional Class	$125	$390	$676	$1,489

If you did not redeem your Class C shares, you would pay the following expenses:
Class C	$226	$697	$1,195	$2,565

Prospectus – Summary Section – Principal Investment Strategies

2.
Staff Comment:  Please revise for clarity the first sentence of the first paragraph under the caption “Principal Investment Strategies”.  The Staff notes the sentence is complex and confusing, in part, due to the number of parentheticals used.

Response:  The Trust responds by revising the disclosure as follows:

“To achieve its investment objective, the Fund will invest primarily in equity securities that Snow Capital Management L.P. (the “Adviser”), the Fund’s investment adviser, believes are undervalued, selling short equity securities the Adviser believes are overvalued~~,~~ and selling short equity securities to hedge market risk. ~~and may~~ The Fund may also invest in options ~~(both traded on an exchange and over-the-counter (“OTC”))~~, futures contracts ~~(sometimes referred to as “futures”)~~ and options on futures contracts (collectively, “Derivative Instruments”) as a substitute for a comparable market position in the underlying equity security or to attempt to “hedge” or limit the exposure of the Fund’s position in an equity security.  Long and short investments can include common and preferred stocks, convertible securities, shares of other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities~~, fixed income securities, or other similar investments~~.  The Fund may invest in securities of companies of any size and is not managed toward sector or industry weights.  In addition to domestic securities, the Fund may have up to 25% of its net assets invested directly or indirectly in foreign securities, including investments in emerging markets.”

3.
Staff Comment:  The Staff notes the Fund discloses it “will typically invest the majority of its net assets in long equity securities, or other similar investments.” Please add disclosure explaining what comprises “other similar investments”.

Response:  The Trust responds by revising the disclosure as follows:

“To achieve its investment objective, under normal market conditions, the Fund will typically invest the majority of its net assets in long equity securities, long and short equity derivatives, index futures, debt securities, and cash ~~or other similar investments~~.”

4.	Staff Comment: Please add disclosure under the caption “Principal Investment Strategies” describing, in Plain English, the mechanics of a long position and a short position.

Response:  The Trust responds by adding the following disclosure to the first paragraph under the caption “Principal Investment Strategies”:

“With a long position, the Fund purchases a security outright, while with a short position, the Fund sells a security that it has borrowed.  When the Fund sells a security short, it borrows the security from a third party and sells it at the then-current market price.  The Fund is then obligated to buy the security on a later date so that it can return the security to the lender.”

The Trust further responds by referring to its response to Staff Comment No. 5 below.

5.
Staff Comment:  The Fund discloses “[i]t is anticipated that the Fund will frequently adjust the size of its long and short positions.” Please describe more clearly here, and in greater detail in Item 9, the Fund’s basis for changing the size of its long and short positions.

Response:  The Trust responds by removing the short sale-related disclosure in the second paragraph under the caption “Principal Investment Strategies” from the Summary Section, adding it to Item 9  and revising the disclosure as follows:

“To achieve its investment objective, under normal market conditions, the Fund will typically invest the majority of its net assets in long equity securities, long and short equity derivatives, index futures, debt securities, and cash ~~or other similar investments~~.  Short sales will typically represent less than half of the Fund’s net assets.  ~~The Fund will employ short positions in an attempt to reduce risk and/or increase returns.  The Fund intends to maintain its net equity market exposure, (i.e. the value of the Fund’s long positions minus its short positions), in the range of approximately 0%-100%.  In addition, the Fund’s gross equity market exposure (i.e., the value of the Fund’s long positions plus its short positions) will not exceed 180%.~~  It is anticipated that the Fund will frequently adjust the size of its long and short positions with the intention of reducing risk and/or increasing risk-adjusted returns. ”

6.
Staff Comment:  Please add disclosure explaining how the Fund’s investments in debt securities of up to 50% of its net assets will be used in the context of the Fund’s long/short strategy.  Please also provide additional detail in Item 9 of the Prospectus.

Response:  The Trust responds by adding the following disclosure to the summary section and Item 9:

“The Fund invests in debt securities when it anticipates that such securities will increase in value.  The Fund’s mix of long positions, including debt securities, and short positions will change over time based on the Adviser’s assessment of market conditions.”

7.
Staff Comment:  If accurate, please revise the last sentence of the third paragraph under the caption “Principal Investment Strategies” to clarify the Fund may invest in other investment companies and ETFs that invest in debt securities.

Response:  The Trust responds by making the requested revision.

8.
Staff Comment:  If, as a result of the Fund’s investments in other investment companies and ETFs, acquired fund fees and expenses (“AFFE”) exceeds 0.01% of the Fund’s net assets, please add a separate sub-caption to the “Fees and Expenses of the Fund” table, as required by Item 3 of Form N-1A.

Response:  The Trust responds by supplementally confirming that for the most recent fiscal year AFFE exceeded 0.01%, and, accordingly, a separate sub-caption to the “Fees and Expenses of the Fund” table has been added as shown in the Trust’s response to Staff Comment No. 1 above.

Prospectus – Summary Section – Principal Risks

9.
Staff Comment:  The Staff notes the Fund may invest in convertible securities.  If the Fund’s investments in convertible securities include investments in contingent convertible securities, please add additional disclosure describing such investments.  Please also add appropriate risk disclosure specific to contingent convertible securities.

Response:  The Trust responds supplementally by indicating that the Fund does not currently and does not intend to invest in contingent convertible securities as a principal investment strategy.  Accordingly, the Trust has not added any additional disclosure.

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies of the Fund

10.	Staff Comment: Please add more fulsome disclosure regarding the Fund’s long/short strategy consistent with the layered disclosure regime adopted in Form N-1A.

Response:  The Trust responds by referring to the response to Staff Comment No. 5 above.  The Trust further responds by revising the disclosure under the caption “Investments in Short Sales” as follows:

“Investments in Short Sales.
The Fund will invest in short sales of equity securities and equity derivatives in an attempt to reduce risk based on current market conditions and/or increase returns where the Adviser has identified securities that the Adviser believes are overvalued and are likely to decrease in value.  Selling securities short involves selling securities the seller (i.e., the Fund) does not own (but has borrowed) in anticipation of a decline in the market price of such securities (i.e., when the Adviser believes the price of a particular security is overvalued).  To deliver the securities to the buyer, the seller must arrange through a broker to borrow the securities and, in so doing, the seller becomes obligated to replace the securities borrowed at their market price at the time of the replacement.  In a short sale, the proceeds the seller receives from the sale may be retained by the broker until the seller replaces the borrowed securities.  The seller may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced.

Short sales can be implemented through a variety of techniques.  Shorts positions may be selected through a quantitative model that aims to identify securities that will underperform in the near-term.  The Fund may establish short positions with index funds to reduce equity market risk.  The Fund may also sell short securities as part of a pair trade in which the Fund combines a long position with a short position in order to generate risk-adjusted returns.  The Fund may actively select short positions based on the Adviser’s fundamental view that the security is overpriced.  The frequency of short sales will vary substantially in different periods.  Under normal market conditions, the Long/Short Opportunity Fund intends to maintain its net equity market exposure (i.e. the value of the Fund’s long positions minus its short positions) in the range of approximately 0%-100%.  In addition, the Fund’s gross equity market exposure (i.e., the value of the Fund’s long positions plus its short positions) will not exceed 180%.  The Long/Short Opportunity Fund’s mix of long and short positions will change over time based on the Adviser’s assessment of market conditions.”

11.	Staff Comment: Please restate the Fund’s policy that it “may invest up to 50% of its net assets in debt securities” under the caption “Investments in Debt Securities”.

Response:  The Trust responds by making the requested revision.

12.
Staff Comment:  The Staff notes that duration is discussed under the caption “Investments in Debt Securities”.  Please add disclosure to include an example of how duration is calculated and how a 1% change in interest rates affects the Fund’s assets at a given duration.

Response:  The Trust responds by adding the following discussion of duration to the Item 9 disclosure in the Prospectus:

“The duration of the Fund’s portfolio is expressed in years and measures the portfolio’s change in value in relation to changes in interest rates.  For example, if interest rates decline by 1%, the market value of a portfolio with a duration of three years would rise by approximately 3%.  Conversely, if interest rates increase by 1%, the market value of the portfolio would decline by approximately 3%.”

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks of Investing in the Fund

13.
Staff Comment:  If Convertible Securities Risk is a principal risk of the Fund, please revise the risk factor to include the risks associated with such investments.  The Staff notes the current disclosure discusses how convertible securities operate, but does not discuss the associated risks.

Response: The Trust responds by revising the disclosure as follows:

“Convertible Securities Risk. A convertible security is a fixed income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer.  The market value of a convertible security will perform the same as a regular fixed income security; that is, if market interest rates rise, the value of the convertible security falls.  Convertible securities are senior to common stock in an issuer’s capital structure, but are ~~usually~~ subordinated to ~~similar non-convertible~~ any senior debt securities.  As a result, in the event of a liquidation of the issuing company, holders of convertible securities generally would be paid after the company’s creditors but before the company’s common shareholders.  Consequently, an issuer’s convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock.  While providing a fixed income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security’s underlying common stock.  If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, and convert it into the issuing company’s common stock or cash at a time that may be unfavorable to the Fund.”

Prospectus – Management of the Fund – The Adviser – Fund Expenses

14.
Staff Comment:  Please revise the disclosure to clarify that any recoupment requested by the Adviser will not cause the Fund’s expense ratio after recoupment is taken into account to exceed the applicable expense limitation.  Please also make corresponding changes throughout the registration statement.

Response: The Trust responds by making the requested revisions.

15.	Staff Comment: Please explain supplementally what is meant by “The Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of fees and/or expenses”.

Response: The Trust responds by removing the disclosure from the Prospectus.

Prospectus – Shareholder Information – Choosing a Share Class – Sales Charge on Class A Shares

16.	Staff Comment: Please revise the disclosure in Footnote 2 to the table discussing reductions in Class A sales charges to clarify what is meant by “underwriter concession”.

Response:  The Trust responds by revising Footnote 2 as follows:

“(2) The difference between the total amount invested and the sum of (a) the net proceeds to the Fund and (b) the dealer reallowance, is the amount of the initial sales charge retained by ~~The underwriter concession will be paid to~~ the Fund’s distributor, Quasar Distributors, LLC (the “Distributor”) (also known as the “underwriter concession”).”

17.
Staff Comment:  Please revise the disclosure in Footnote 6 to clarify or add additional detail regarding how the finder’s fee may be paid directly or indirectly by the Adviser to the dealer on investments of $1,000,000 or more.

Response:  The Trust responds by revising Footnote 6 as follows:

“(6) A finder’s fee of 0.50% ~~may~~ will be paid directly ~~or indirectly~~ by the Adviser to the dealer on investments of $1,000,000 or more.”

Prospectus – Shareholder Information – Sales Charge Reductions and Waivers - Initial Sales Charge Waivers

18.
Staff Comment:  The fifth bullet to the list of persons who will not have to pay a sales charge on purchases of Class A shares references a list of financial intermediaries in Appendix A.  However, the staff notes only Merrill Lynch is referenced in Appendix A.  Please consider revising the disclosure.

Response: The Trust responds by revising Appendix A to add the following disclosure:

Effective July 1, 2018, shareholders purchasing Fund shares through a Morgan Stanley Wealth Management transactional brokerage account will be eligible only for the following front-end sales charge waivers with respect to Class A shares, which may differ from and may be more limited than those disclosed elsewhere in the Fund’s Prospectus or SAI.

Front-end Sales Charge Waivers on Class A Shares available at Morgan Stanley Wealth Management

Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans).  For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans

Morgan Stanley employee and employee-related accounts according to Morgan Stanley’s account linking rules
Shares purchased through reinvestment of dividends and capital gains distributions when purchasing shares of the same fund
Shares purchased through a Morgan Stanley self-directed brokerage account
Class C (i.e., level-load) shares that are no longer subject to a contingent deferred sales charge and are converted to Class A shares of the same fund pursuant to Morgan Stanley Wealth Management’s share class conversion program

Shares purchased from the proceeds of redemptions within the same fund family, provided (i) the repurchase occurs within 90 days following the redemption, (ii) the redemption and purchase occur in the same account, and (iii) redeemed shares were subject to a front-end or deferred sales charge.

Prospectus – Shareholder Information – How to Redeem Shares – How to Purchase Shares

19.
Staff Comment: Please explain supplementally if the Fund has any knowledge of a financial intermediary with its own cut-off time and the circumstances in which a cut-off time may be prior to the Fund’s cut-off time.  Please also supplementally explain the legal basis for how allowing financial intermediaries to set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund is consistent with Rule 22c-1.

Response:  The Trust responds by removing the applicable disclosure from the Prospectus.

Prospectus – Shareholder Information – How to Redeem Shares – Payment of Redemption Proceeds

20.
Staff Comment: Please add additional disclosure regarding the redemption methods the Fund typically expects to use to meet redemption requests in accordance with Item 11(c)(8) of Form N-1A, including which redemption methods will be used regularly and which will be used in stressed market conditions.

Response: The Trust responds by revising the disclosure as follows:

“The Fund typically expects it will hold cash or cash equivalents to meet redemption requests. The Fund may also use the proceeds from the sale of portfolio securities to meet redemption requests if consistent with the management of the Fund. These redemption methods will be used regularly under normal circumstances and ~~may also be used in~~ during periods of stressed market conditions.”

21.
Staff Comment: The Fund discloses that under unusual circumstances, the Fund may suspend redemptions, as permitted by federal securities law.  Please consider deleting the last paragraph in this section in its entirety, as a more robust explanation is included in the immediately preceding paragraph.

Response: The Trust responds by making the requested revision.

Prospectus – Other Fund Policies – Redemption in Kind

22.
Staff Comment: The Staff notes the disclosure in the paragraph titled “Redemption in Kind” appears repetitive of the information provided under the section “Payment of Redemption Proceeds”. Please consider combining these sections.

Response: The Trust responds by making the requested revision.

SAI

23.	Staff Comment: Please supplementally explain the Fund’s basis for the cover position disclosed in the last paragraph on page 10 under the caption “Short Sales”.

Response: The Trust responds by revising the disclosure as follows:

“Typically, the Fund will ~~segregate~~ maintain a segregated account of cash or liquid assets with a broker, which are marked-to-market daily, equal to the difference between (a) the market value of the securities sold short at the time they were sold short and (b) the value of the collateral deposited with the broker in connection with the short sale (not including the proceeds from the short sale).  Additionally, while the short position is open, the Fund must maintain ~~segregated~~ sufficient liquid assets (less any additional collateral held by or pledged to the broker), marked-to-market daily, to cover the short sale obligations ~~at such a level that the amount segregated plus the amount deposited with the broker as collateral equal the current market value of the securities sold short~~.”

24.
Staff Comment:  The Staff notes that not all options and futures can be covered in the manner suggested by the disclosure on page 12 of the SAI.  Please add disclosure stating that “each derivative instrument will be covered in accordance with SEC and Staff guidance.”

Response: The Trust responds by adding the suggested disclosure.

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers